New launch: Won at auction! Inbox ×

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hello Sam,

We've been keeping a secret from you...

In all our talk about the New York auctions, we didn't mention the fact that we won four new paintings!

First up: this brand new offering featuring pro-footballer-turned-professional-painter, Ernie Barnes.

This painting was acquired on November 19th at a smaller auction house's day sale. There weren't very many active bidders, and we got our painting at what we believe is a great price, allowing us to offer it for $369,000.

The *very next day*, a similar work from the same series sold at one of the bigger houses. It attracted multiple bidders, and ended up selling for $445,000 with fees.

Another reason that $369k price point got us excited? We sold a similar painting last year for $600,000, delivering 20.3% total net returns to investors after just 76 days held.

While past performance doesn't indicate future returns, we feel that we're already 'in the money' with this work based on the auction sector demand. If you're interested in adding exposure to this market, check out our offering here, or view the offering circular below.

OUR OFFERING: **SIMILAR SALE:**



The Native Gift (1974)

$369k



My First Slam Dunk (1976)

$445k

Thanks,

Anthony DeSimone

—

Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

Masterworks has offered investments in over 400 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Auction result (My First Dunk) and previous exit (Masterworks 332) not included in set of similar sales to the live Offering which comprise paintings by Ernie Barnes with the following criteria: Paintings of single figures playing basketball created before 1990.